May , 2022 Registration Statement Nos. 333-236659 and 333-236659-01; Rule 424(b)(2)

J.P.Morgan

JPMorgan Chase Financial Company LLC
Structured Investments

Capped Buffered Return Enhanced Notes Linked to the Lesser Performing of the NASDAQ-100 Index® and the S&P 500® Index due November 30, 2023

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

- The notes are designed for investors who seek a return of 1.50 times any appreciation of the lesser performing of the NASDAQ-100 Index® and the S&P 500® Index, up to a maximum return that will not be less than 22.00% or greater than 26.00%, at maturity.
- Investors should be willing to forgo interest and dividend payments and be willing to lose up to 90.00% of their principal amount at maturity.
- The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. **Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.**
- Payments on the notes are not linked to a basket composed of the Indices. Payments on the notes are linked to the performance of each of the Indices individually, as described below.
- Minimum denominations of $1,000 and integral multiples thereof
- The notes are expected to price on or about May 25, 2022 and are expected to settle on or about May 31, 2022.
- CUSIP: 48133F2A2

Investing in the notes involves a number of risks. See "Risk Factors" beginning on page S-2 of the accompanying prospectus supplement, "Risk Factors" beginning on page PS-12 of the accompanying product supplement, "Risk Factors" beginning on page US-3 of the accompanying underlying supplement and "Selected Risk Considerations" beginning on page PS-3 of this pricing supplement.

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, underlying supplement, prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See "Supplemental Use of Proceeds" in this pricing supplement for information about the components of the price to public of the notes.
(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $21.25 per $1,000 principal amount note. See "Plan of Distribution (Conflicts of Interest)" in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $961.50 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $900.00 per $1,000 principal amount note. See "The Estimated Value of the Notes" in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

Key Terms

Issuer: JPMorgan Chase Financial Company LLC, an indirect, wholly owned finance subsidiary of JPMorgan Chase & Co.

Guarantor: JPMorgan Chase & Co.

Indices: The NASDAQ-100 Index® (Bloomberg ticker: NDX) and the S&P 500® Index (Bloomberg ticker: SPX) (each an "Index" and collectively, the "Indices")

Maximum Return: Between 22.00% and 26.00% (corresponding to a maximum payment at maturity of between $1,220.00 and $1,260.00 per $1,000 principal amount note) (to be provided in the pricing supplement)

Upside Leverage Factor: 1.50

Buffer Amount: 10.00%

Pricing Date: On or about May 25, 2022

Original Issue Date (Settlement Date): On or about May 31, 2022

Observation Date*: November 27, 2023

Maturity Date*: November 30, 2023

* Subject to postponement in the event of a market disruption event and as described under "General Terms of Notes — Postponement of a Determination Date — Notes Linked to Multiple Underlyings" and "General Terms of Notes — Postponement of a Payment Date" in the accompanying product supplement

Payment at Maturity:

If the Final Value of each Index is greater than its Initial Value, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Lesser Performing Index Return × Upside Leverage Factor), subject to the Maximum Return

If (i) the Final Value of one Index is greater than its Initial Value and the Final Value of the other Index is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount or (ii) the Final Value of each Index is equal to its Initial Value or is less than its Initial Value by up to the Buffer Amount, you will receive the principal amount of your notes at maturity.

If the Final Value of either Index is less than its Initial Value by more than the Buffer Amount, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 × (Lesser Performing Index Return + Buffer Amount)]

If the Final Value of either Index is less than its Initial Value by more than the Buffer Amount, you will lose some or most of your principal amount at maturity.

Lesser Performing Index: The Index with the Lesser Performing Index Return

Lesser Performing Index Return: The lower of the Index Returns of the Indices

Index Return: With respect to each Index,

$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$

Initial Value: With respect to each Index, the closing level of that Index on the Pricing Date

Final Value: With respect to each Index, the closing level of that Index on the Observation Date